February 12, 2025

Nicholas O’Leary

Conlon Danberg

Christie Wong

Li Xiao

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Agroz Inc.
Registration Statement on Form F-1
Submitted January 16, 2025
CIK No. 0002009233

Dear Mr. O’Leary, Mr. Danberg, Ms. Wong, and Ms. Xiao:

Agroz Inc. (the “Company”) respectfully submits this correspondence to the staff (the “Staff,” and such correspondence, this “Response Letter”) of the United States Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated January 27, 2025 relating to the Company’s filing on January 16, 2025 of its registration statement on Form F-1 (the “Registration Statement”). On behalf of the Company, Sichenzia Ross Ference Carmel LLP (“we” or “our”) is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Capitalized terms used herein but not defined herein have the definitions ascribed to them in Amendment No. 1.

To facilitate your review, we have reproduced below the Commission’s comments in bold italics, followed by our responses.

Amendment No. 1 to Registration Statement on Form F-1

Cover Page

1. It appears you are registering the Shares underlying the Representative’s Warrants. Please clarify on the cover page that these shares are also being registered.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised cover page, which clarifies that the shares underlying the Representative’s Warrants are also being registered.

Capitalization, page 32

2. Please include a line item for Redeemable convertible preference shares as part of the indebtedness in the table.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised table in the “Capitalization” section, which now includes a line item for the RCPS as part of the indebtedness entry.

Dilution, page 33

3. Please provide us with your calculation for determining the historical net tangible book value as shown in the dilution table.

In response to the Commission’s comment, the Company respectfully advises the Staff that historical net tangible book value was calculated as follows, and the formula for calculating the historical net tangible book value in the revised first paragraph in the “Dilution” section: “Our net tangible book value per Ordinary Share represents the quotient obtained by dividing net tangible assets by the number of Ordinary Shares outstanding as of June 30, 2024. Net tangible assets was obtained by reducing total net assets by intangible assets, right-of-use assets, and deferred IPO costs (pursuant to the Company’s balance sheet). Total net assets represents total assets less total liabilities.”

Total Assets of $5,620,102 were reduced by Total Liabilities of $4,963,277, resulting in Total Net Assets of $656,825. Deductions were then made for:

○	Intangible Assets ($8,204)
○	Right-of-Use Assets ($536,915)
○	Deferred IPO Costs ($350,282)

After deducting the above, we obtain a Net Tangible Assets of ($238,576).

By dividing Net Tangible Assets of ($238,576) by the 21,030,494 ordinary shares outstanding, the Net Tangible Book Value Per Ordinary Share would be ($0.01).

Form F-1 As of June 30, 2024
Assets
Non-current assets	$2,702,871
Current assets	$2,917,231
Total assets	$5,620,102

Liabilities
Non-current liabilities	$2,675,032
Current liabilities	$2,288,245
Total liabilities	$4,963,277

Net Tangible Assets as of June 30, 2024
Total assets	$5,620,102
Less: Total liabilities	$(4,963,277)
Total net assets	$656,825
Less: “Intangible assets” per balance sheet	$(8,204)
Less: “Right-of-use assets” per balance sheet	$(536,915)
Less: “Deferred IPO costs” per balance sheet	$(350,282)
Less: “Deferred tax assets” per balance sheet	$-
Less: “Non-controlling interests” per balance sheet	$-
Total net tangible assets	$(238,576)

Ordinary Shares Outstanding	21,030,494

Net Tangible Book Value Per Ordinary Share as of June 30, 2024	$(0.01)

Executive Compensation, page 80

4. Please provide the executive compensation for fiscal year ended December 31, 2024, required by Item 4.a of Part I of Form F-1 and Item 6.B of Form 20-F.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised “Executive Compensation” section, which now includes executive compensation for the fiscal year ended December 31, 2024.

Exhibits

Exhibit Number 5.1, page II-4

5. We note that the validity opinion provided in Section 5.2 is “[s]ubject to the number of Securities never exceeding the authorised share capital of the Company available for issuance.” Counsel may not assume that the registrant has sufficient authorized shares to issue the registered securities. Please revise the opinion to remove this inappropriate assumption. Please refer to Section II.B.3.a of Staff Legal Bulletin No. 19. Additionally, to the extent you are registering the Shares underlying the Representative’s Warrants, please ensure the opinion of Cayman Islands counsel covers these Shares.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised Cayman Islands legal opinion, which removes the assumption that the Company has sufficient authorized shares to issue the registered securities and covers the Shares underlying the Representative’s Warrants.

Exhibit Number 5.2, page II-4

6. We note the enforceability opinion for the Representative’s Warrants assumes “the due authorization, execution and delivery of such Representative’s Warrants.” Counsel may not assume that the registrant has taken all corporate actions necessary to authorize the issuance of the securities being registered. Please revise the opinion to remove this inappropriate assumption. Please refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised U.S. legal opinion, which removes the assumption that the Company has taken all corporate actions necessary to authorize the issuance of the securities being registered.

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (212) 930-9700 ext. 645 or by email at rcarmel@srfc.law.

Very truly yours,

Sichenzia Ross Ference Carmel LLP

/s/ Ross D. Carmel, Esq.
Ross D. Carmel, Esq.

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